UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
GVI SECURITY SOLUTIONS, INC.
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
36242E200
(CUSIP Number)
Matthew Guenther
GenNx360 GVI Holding, Inc.
c/o GenNx360 Capital Partners, L.P.
590 Madison Avenue, 27th Floor
New York, New York 10022
Telephone: 212-257-6776
Copies to:
Bradley C. Vaiana, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York 10022
(212) 294-2610
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 9, 2009
(Dates of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page	2	of	16

1	NAME OF REPORTING PERSON GenNx360 GVI Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,472,492

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,472,492

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,472,492

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

97.02%

14	TYPE OF REPORTING PERSON

CO
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page	3	of	16

1	NAME OF REPORTING PERSON GenNx360 GVI Holding, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,472,492

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,472,492

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,472,492

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

97.02%

14	TYPE OF REPORTING PERSON

CO
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page	4	of	16

1	NAME OF REPORTING PERSON GenNx360 Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,472,492

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,472,492

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,472,492

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

97.02%

14	TYPE OF REPORTING PERSON

PN
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page	5	of	16

1	NAME OF REPORTING PERSON GenNx360 GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(c) ☐
(d) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,472,492

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,472,492

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,472,492

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

97.02%

14	TYPE OF REPORTING PERSON

PN
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page	6	of	16

1	NAME OF REPORTING PERSON GenNx360 Management Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,472,492

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,472,492

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,472,492

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

97.02%

14	TYPE OF REPORTING PERSON

PN
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page	7	of	16

1	NAME OF REPORTING PERSON Ronald E. Blaylock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		26,472,492

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,472,492

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,472,492

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

97.02%

14	TYPE OF REPORTING PERSON

IN
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page	8	of	16

1	NAME OF REPORTING PERSON Arthur H. Harper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		26,472,492

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,472,492

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,472,492

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

97.02%

14	TYPE OF REPORTING PERSON

IN
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page	9	of	16

1	NAME OF REPORTING PERSON Lloyd G. Trotter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		26,472,492

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,472,492

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,472,492

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

97.02%

14	TYPE OF REPORTING PERSON

IN
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page	10	of	16
     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 3, 2009 by and on behalf of GenNx360 GVI Holding, Inc. (“Parent”), GenNx360 GVI Acquisition Corp. (“Purchaser”), GenNx360 Capital Partners, L.P. (“GenNx Capital”), GenNx360 GP, LLC (“GenNx GP”), GenNx360 Management Company, LLC ( “GenNx Management”), Ronald E. Blaylock, Arthur H. Harper and Lloyd G. Trotter (collectively, the “Reporting Persons”) (such schedule, as amended, the “Schedule 13D”) in relation to shares of common stock, par value $0.001 per share (the “Shares”), of GVI Security Solutions, Inc., a Delaware corporation (“GVI”). This Amendment No. 1 to the Schedule 13D relates to the completion of the tender offer, merger and other transactions contemplated by the Agreement and Plan of Merger, dated as of October 21, 2009, among Parent, Purchaser and GVI, as amended by an Amendment to the Agreement and Plan of Merger among Parent, Purchaser and GVI, dated November 23, 2009 (as so amended, the “Merger Agreement”).
Item 4. Purpose of the Transaction
     Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:
     “Parent, through its wholly-owned subsidiary, Purchaser, has accepted for payment and paid for all Shares of GVI validly tendered and not withdrawn in response to the previously announced tender offer for all of the outstanding Shares (the “Tender Offer”). The Tender Offer expired at midnight, at the end of the day on December 8, 2009.
     On December 9, 2009, Purchaser caused a short-form merger (the “Merger”) pursuant to Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”) pursuant to which Purchaser merged with and into GVI, with GVI surviving the merger (the “Surviving Corporation”) and continuing as a wholly-owned subsidiary of Parent. The Merger was consummated in accordance with the terms of the Merger Agreement. As a result of the Merger, all of the Shares held by the stockholders of GVI (except for Shares held by Parent) were cancelled and, subject to appraisal rights under the DGCL, converted into the right to receive $.3875 per share in cash, without interest and subject to any applicable withholding of taxes (the “Merger Consideration”). As a result of the Merger, Parent owns 100% of the Shares.
     As a result of the Merger, the Shares ceased to be traded on the OTC Bulletin Board. A Form 15 will be filed with the Securities and Exchange Commission to seek termination of the Shares from registration under Sections 12(g) and 15(d) of the Securities Exchange Act of 1934, as amended
     Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) the directors of Purchaser immediately prior to the Effective Time became the directors of GVI, (ii) the officers of GVI immediately prior to the Effective Time remained the officers of GVI, (iii) the certificate of incorporation of GVI was amended to conform to the certificate of incorporation of Purchaser, and as so amended, shall be the certificate of incorporation of GVI as the surviving corporation and (iv) the by-laws of Purchaser in effect immediately prior to the Effective Time became the by-laws of GVI.”
Item 5. Interest in Securities of the Issuer
“(a), (b) Immediately before the Merger, Purchaser was the direct record owner of, and had the sole power to vote and to dispose or direct the disposition of, 26,472,492 Shares, which represented 97.02% of the issued and outstanding Shares at that time. Based on the existing

Page	11	of	16
relationships between the Reporting Persons, each of the other Reporting Persons may have been deemed to be the beneficial owners of 26,472,492 Shares, which represent 97.02% of the issued and outstanding Shares at that time. Following the Merger, Parent became the sole stockholder of the Surviving Corporation, and the Reporting Persons may have been deemed to have become the beneficial owners of the Surviving Corporation.
(c) Other than the Purchaser’s acceptance for payment (at $.3875 per share) of 26,472,492 Shares, which purchase was effected in connection with the Tender Offer, no other transactions in the Shares were effected by any of the Reporting Persons during the sixty days before the date of this Schedule 13D.
(d) Not applicable.
(e) Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth in Item 4 is incorporated by reference into this Item 6.
Item 7. Material to be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

Exhibit 5	Joint Press Release issued by GenNx360 Capital Partners, L.P. and GVI Security Solutions, Inc. on December 9, 2009 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO/A filed by GenNx360 Holding, Inc., GenNx360 GVI Acquisition Corp., GenNx360 Capital Partners, L.P., GenNx360 GP, LLC and GenNx360 Management Company, LLC with the Securities and Exchange Commission on December 9, 2009).

Exhibit 6	Joint Filing Undertaking dated as of December 9, 2009 by and among GenNx360 Holding, Inc., GenNx360 Acquisition Corp., GenNx360 Capital Partners, L.P., GenNx360 GP, LLC, GenNx360 Management Company, LLC, Ronald E. Blaylock, Arthur H. Harper and Lloyd G. Trotter

Page	12	of	16
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
Date: December 9, 2009

GENNX360 GVI HOLDING, INC.

By: Name:	/s/ Matthew Guenther Matthew Guenther
Title:	Vice President

GENNX360 GVI ACQUISITION CORP.

By: Name:	/s/ Matthew Guenther Matthew Guenther
Title:	Vice President

GENNX360 CAPITAL PARTNERS, L.P.
By: GenNx360 GP, LLC
Its: General Partner

By: Name:	/s/ Lloyd G. Trotter Lloyd G. Trotter
Title:	Managing Member

GENNX360 GP, LLC

By: Name:	/s/ Lloyd G. Trotter Lloyd G. Trotter
Title:	Managing Member

GENNX360 MANAGEMENT COMPANY, LLC

By: Name:	/s/ Lloyd G. Trotter Lloyd G. Trotter
Title:	Managing Member

/s/ Ronal E. Blaylock

Ronald E. Blaylock

Page	13	of	16

/s/ Arthur H. Harper

Arthur H. Harper

/s/ Lloyd G. Trotter

Lloyd G. Trotter

Page	14	of	16
SCHEDULE A
Set forth below is the name, citizenship, business address and the present principal occupation or employment (and the name and principal business and address of any organization in which such employment is conducted) of each director or executive officer of the Reporting Persons, and if applicable, of each person controlling the Reporting Persons (and of each executive officer and director thereof).

Present Principal
Occupation or
Name	Citizenship	Business Address	Employment
Monty Yort	United States citizen	590 Madison Avenue, 27th Floor, New York, New York 10022	Managing Partner of GenNx360 Capital Partners, L.P., President of GenNx360 GVI Holding, Inc., President of GenNx360 GVI Acquisition Corp.

Matthew Guenther	United States citizen	590 Madison Avenue, 27th Floor, New York, New York 10022	Principal of GenNx360 Capital Partners, L.P., Director and Vice President of GenNx360 GVI Holding, Inc., Director and Vice President of GenNx360 GVI Acquisition Corp.

Rena Clark	United States citizen	245 First Street, Suite 1800 Cambridge, Massachusetts 02142	Principal of GenNx360 Capital Partners, L.P., Director and Secretary of GenNx360 GVI Holding, Inc., Director and Secretary of GenNx360 GVI Acquisition Corp.

Ronald E. Blaylock	United States citizen	590 Madison Avenue, 27th Floor, New York, New York 10022	Managing Member of GenNx360 GP, LLC and Managing Member of GenNx360 Management Company, LLC

Arthur Harper	United States citizen	590 Madison Avenue, 27th Floor, New York, New York 10022	Managing Member of GenNx360 GP, LLC and Managing Member of GenNx360 Management Company, LLC

Present Principal
Occupation or
Name	Citizenship	Business Address	Employment
Lloyd G. Trotter	United States citizen	590 Madison Avenue, 27th Floor, New York, New York 10022	Managing Member of GenNx360 GP, LLC and Managing Member of GenNx360 Management Company, LLC